December 15, 2025

Zheyuan Liu
Chief Executive Officer
Tantech Holdings Ltd
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province 323000
People   s Republic of China

       Re: Tantech Holdings Ltd
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-36885
Dear Zheyuan Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services